Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Three of Strong Inc.
35B Diamond Street
Portland, ME 04101
http://threeofstrongspirits.com

Up to $123,999.95 in Common Stock at $0.37
Minimum Target Amount: $123,999.95

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Three of Strong Inc.
Address: 35B Diamond Street, Portland, ME 04101
State of Incorporation: DE
Date Incorporated: April 16, 2018

Terms:

Equity

Offering Minimum: $123,999.95 | 335,135 shares of Common Stock
Offering Maximum: $123,999.95 | 335,135 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.37
Minimum Investment Amount (per investor): $499.87

<u>Loyalty Bonus | 10% Bonus Shares</u>

If you previously invested in Three of Strong Spirits or you were a pre-launch member of Three of Strong's email subscription list, you are eligible for additional 10% bonus shares.

<u>Time-Based Perks</u>

Early Bronze

Invest $1,000+ within the first 72 hours and receive 5% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Early Double Gold

Invest $10,000+ within the first four weeks and receive 20% bonus shares.

Early Platinum

Invest $25,000+ within the first four weeks and receive 25% bonus shares.

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

<u>Volume-Based Perks</u>

Spirited Supporter | $1,000+

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at the distillery tasting room FOR LIFE +Three of Strong hat of your choosing from our available inventory.

Rum Runner | $2,500+

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used for online purchases or at the Tasting Room + INVESTOR CARD 10% at the distillery tasting room FOR LIFE+ Three of Strong hat of your choosing from our available inventory.

Cocktail Enthusiast | $5,000+

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used for online purchases or at the Tasting Room + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + Three of Strong hat of your choosing + an exclusive virtual mixology class hosted by Three of Strong.

Distillery Insider | $10,000+

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used for on-line purchases or at the Tasting Room + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE+ Three of Strong hat of your choosing from our available inventory + a VIP Tour and Tasting for up to 10 people (travel not included).

Rum Master | $25,000+

Invest $25,000+ and receive 10% bonus shares + an Exclusive Tasting of the entire product line with our Master Distiller for up to 10 people (travel not included) + a $250 gift card to be used for on-line purchases or at the Tasting Room + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + Three of Strong hat of your choosing from our available inventory.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Three of Strong Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and 10% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Three of Strong, Inc. was formed in Delaware on September 12, 2024. The Company is a successor entity to its predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, which began operations in July, 2019.

Business Model

The Company began operations in July, 2019. We are a craft distillery with a focus on rum. Primary revenues are derived from Tasting Room operations, retail & wholesale sales of bottled spirits, Ready to Drink cocktails and cocktail keg sales. We also generate revenue from contract distilling engagements. The Company is located in Maine, sells into Maine, New Hampshire and Massachusetts with direct to consumer sales commencing later this year.

Competitors and Industry

Competitors/Industry Leaders

Three Strong Spirits operates in the competitive craft spirits and RTD cocktail space. Key competitors include:

Dogfish Head Distilling Co.: A craft distillery offering a mix of spirits and RTD cocktails, leveraging its strong brand recognition from Dogfish Head Brewery.

Plantaray: While their products are at a slightly lower price point, they are a rum brand with a similar emphasis on quality and a better for you ingredient mix.

Local Distilleries in New England: Smaller regional players like Wiggly Bridge Distillery and Maine Craft Distilling provide local competition in the Maine and New England spirits market.

Three Strong Spirits sets itself apart by focusing on all-natural ingredients, sustainable production, and innovative product offerings. Unlike many competitors, the company uses 100% real ingredients with no artificial additives, appealing to health-conscious and premium-seeking consumers. Additionally, their commitment to sustainability—through eco-friendly practices and local sourcing—resonates with today's environmentally aware market. By offering a diverse range of high-quality craft spirits and RTD cocktails, Three Strong Spirits combines authenticity and innovation, positioning itself as a leader in the growing premium spirits industry.

Industry

The U.S. spirits market was valued at $37.7 billion in 2023, with the RTD cocktail segment seeing explosive growth, increasing by 26.8% year-over-year. Consumers are increasingly demanding high-quality, natural, and sustainable products, positioning premium brands like Three Strong Spirits for growth in this environment. The RTD category is one of the fastest-growing in the beverage industry, fueled by convenience, innovation, and health-conscious consumers looking for clean-label alternatives. The craft spirits sector also continues to grow as more consumers seek unique, small-batch products that reflect authenticity and artisanal craftsmanship. Sustainable practices and all-natural ingredients are becoming increasingly important, with premium spirits brands capitalizing on this shift in consumer preferences.

Current Stage and Roadmap

Current Traction

Revenue Growth: In 2022, Three Strong Spirits achieved $413K in revenue, which increased to $562K in 2023. Year-to-date for 2024, the company has almost met our full year 2023 total revenues and is projecting to exceed $800,00 by year-end.

Market Leadership in Maine: The company dominates the Maine rum market, holding over 50% of the market share. Their products, including RTD canned cocktails, are distributed across New England through major retailers like Whole Foods, Hannaford, Shaw's, and Market Basket.

Retail & Direct-to-Consumer Expansion: Three Strong Spirits has built a strong presence regionally and is preparing for a nationwide direct-to-consumer launch, which will extend its reach to 40 states. This dual approach—retail partnerships and direct sales—positions the company for scalable, sustainable growth.

Investment Raised: The company has raised $950K this year in an ongoing round, bringing the total capital raised to $3.9M. This funding has been used for working capital, expanded inventory and build out the market in Massachusetts, positioning the brand for further growth.

Future Roadmap

National Expansion: Three Strong Spirits is preparing to scale beyond New England, starting with a direct-to-consumer launch that will make their products available in 43 states. They plan to build out their online platform, allowing them to directly engage customers and maintain control over pricing and margins.

Increased Production Capacity: With strong demand for their RTD cocktails and spirits, the company plans to increase production capacity by investing in larger equipment and expanding its production facility. This will enable them to meet growing national demand while maintaining the quality and craftsmanship for which they are known.

Focus on Sustainability: As the brand continues to grow, it will further integrate sustainable practices into its production process, emphasizing its commitment to clean-label products and eco-friendly packaging. This aligns with consumer trends and strengthens the company's brand identity.

New Product Development: The company plans to expand its product offerings with new RTD flavors and premium spirits, catering to diverse consumer preferences. By continuing to innovate and introduce new products, Three Strong Spirits aims to capture more market share in the craft spirits industry.

Profitability & Strategic Growth: The company's focus for the coming years is on achieving consistent profitability while expanding into new markets, particularly the mid-Atlantic region. With a clear vision for sustainable, long-term growth, Three Strong Spirits is positioning itself as a leader in the premium spirits and RTD cocktail space.

The Team

Officers and Directors

Name: Samuel Pierce

Samuel Pierce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO, COO, Director
  Dates of Service: August, 2024 - Present
  Responsibilities: Co-Founder with Dave McConnell. Primarily functions as the Chief Operating Officer of the Company with oversight of Finance, Tasting Room Operations and Distillery Production

Name: David Bruce McConnell

David Bruce McConnell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO, Director of Sales and Marketing, Secretary
  Dates of Service: August, 2024 - Present
  Responsibilities: My primary roles at the Company are Director of Sales & Marketing and General Counsel. After being compensated through guaranteed minimums while operating the business as an LLC, the founders commenced as salaried employees in October 2024.

Other business experience in the past three years:

- Employer: Perkins Thompson, PA
  Title: Of Counsel Attorney
  Dates of Service: September, 1970 - January, 1995
  Responsibilities: I have practiced law at a private law firm in Portland, Maine since 1995. I started as an associate attorney and became an equity shareholder. I relinquished my shareholder position and assumed a part-time Of Counsel role in 2019.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the 1.235M we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant

regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will

almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Samuel Pierce	3,040,904	Common Stock	38.01%
Samuel Pierce	3,799,999	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 335,135 of Common Stock.

> Common Stock

The amount of security authorized is 23,000,000 with a total of 8,000,000 outstanding.

> Voting Rights

One vote per share, please see voting rights of securities sold in this offering below.

> Material Rights

Voting Rights of Securities sold in this Offering contain a Voting Proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see the Subscription Agreement.

The Total amount outstanding does not include 2,599,662 shares reserved but unissued related to future stock grants.

> Preferred Stock

The amount of security authorized is 11,328,215 with a total of 5,562,498 outstanding.

> Voting Rights

One vote per share.

> Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see the Subscription Agreement.

> SAFE

The security will convert into Preferred and the terms of the SAFE are outlined below:

Amount outstanding: $575,000.00
Interest Rate: %
Discount Rate: 18.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing

Material Rights

The Company entered into various SAFE agreements in 2022 and 2023 totaling $575,000. The Agreements have no maturity date and bear no interest. The SAFE agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The agreements have no valuation caps.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $575,000.00
  Use of proceeds: Startup funds
  Date: June 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $950,000.00
  Number of Securities Sold: 0
  Use of proceeds: The company currently has an open Reg D offering that has sold approximately $950,000 of its $2M target as of October 2024. The Company expects this offering to be open for another 6 months.
  Date: October 07, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $413,635 compared to $562,354 in fiscal year 2023. The 36% increase in revenue from 2022 to 2023 was primarily driven by expanded distribution efforts, including partnerships with major retailers and the introduction of new ready-to-drink (RTD) cocktail offerings. Additionally, the growth in direct-to-consumer sales contributed to the revenue increase.

Cost of Sales

The increase in cost of goods sold is attributed to higher production volumes, reflecting increased sales and a corresponding need for more raw materials, particulary for the company's RTD cocktail line. The company also faced higher freight costs due to expanded distribution into new markets.

Gross Margins

The improvement in our gross margins reflects the company's ability to scale its production while maintaining efficiencies in supply chain management. As production volume increased, teh company was able to negotiate better pricing for raw materials and packaging, contributing to higher margins

Expenses

The increase in expenses is due to higher marketing and payroll costs as the company ramped up its efforts to enter new markets and grow its customer base.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future due to strong market demand and the company's continued expansion into new sales channels. Past cash was primarily generated through sales of the company's spirits and RTD cocktails, along with additional funding from equity investments. Our goal is to expand our distribution network nationwide while enhancing our direct-to-consumer platform. The company's cash flows are expected to grow in line with these expansion efforts. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future due to strong market demand and the company's continued expansion into new sales channels. Past cash was primarily generated through sales of the company's spirits and RTD cocktails, along with additional funding from equity investments.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 10/16/24, there was $139,524.09 on hand and $25K in investment commitments due from the closing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the expansion into new markets and the increase in production capacity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6-9 months. This is based on a current monthly burn rate of $25,000, which covers expenses related to payroll, inventory, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 12-18 months, based on the same burn rate and additional funds allocated toward scaling production and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 12-18 months, based on the same burn rate and additional funds allocated toward scaling production and marketing.

Indebtedness

- Creditor: Sam Pierce
  Amount Owed: $650,000.00
  Interest Rate: 0.0%
  Please refer to our related party transactions. During 2023, the Company entered into numerous related party loans with its Managing Members.

- Creditor: David McConnell
  Amount Owed: $40,000.00
  Interest Rate: 0.0%
  Please refer to our related party transactions. During 2023, the Company entered into numerous related party loans with its Managing Members.

Related Party Transactions

- Name of Person: Sam Pierce
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2023, the Company entered into numerous related party loans with its Managing Members.
  Material Terms: The principal loan balances as of December 31, 2023 were $500K. The current amount owed is $650k.

- Name of Person: David B. McConnell
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2023, the Company entered into numerous related party loans with its Managing Members.
  Material Terms: The principal loan balances as of December 31, 2023 were $40K

Valuation

Pre-Money Valuation: $5,018,124.26

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.95 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $123,999.95, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  34.5%
  We will use 34.5% of the funds for working capital to cover expenses for the national expansion, including marketing efforts, distribution logistics, and ongoing operational costs such as payroll, rent, and utility expenses. This will ensure the company maintains strong financial health while scaling its operations.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  10.0%
  We will use 10% of the funds to support marketing efforts as we grow our distribution footprint. Examples of such spends include sponsorships, promotional activities, geographically targeted social media advertising and other traditional and non-traditional marketing efforts. managing increased operations as we expand into new markets.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's rum, gin, and RTD canned cocktails in preparation for our national expansion and the increased production needs to meet market demand in new states.

- Company Employment
  10.0%
  We will use 10% of the funds for employment purposes in the next few years. Our team needs to grow to support our expanded business with a specific emphasis on additional Sales & Marketing personnel, distillery operations and our administrative capabilities. As our people are our most valuable resource, we also want to be able to provide existing team members increased compensation as appropriate to our growth and success.

- Operations
  19.0%
  We will use 19% of the funds for balance sheet improvements and debt service and creating cash reserves for opportunistic growth. Reducing the company's interest payments will improve cashflow and allow the company to create future lending capabilities down the road on more favorable terms. Having a robust capital base allows the Company the flexibility to take advantage of future opportunities that may enhance growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://threeofstrongspirits.com (www.threeofstrongspirits.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/three-of-strong-spirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Three of Strong Inc.

[See attached]

Comfortable Waters, LLC
(the "Company")
a Maine Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Comfortable Waters, LLC. Management

We have reviewed the accompanying financial statements of Comfortable Waters, LLC (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
Three of Strong, Inc. was formed on September 12, 2024. Comfortable Waters, LLC. will undergo a conversion to Three of Strong, Inc., which will conduct a regulation crowdfunding campaign.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
October 8, 2024

COMFORTABLE WATERS, LLC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	216,163	86,971
Accounts Receivable	16,401	9,899
Inventory	145,118	65,129
Employee Retention Credit Receivable	20,635	20,635
Other Current Asset	4,950	4,950
Total Current Assets	403,266	187,583
Non-Current Assets:		
Fixed Asset, Net	751,499	756,926
Lease Right of Use Asset	655,674	698,923
Total Non-Current Assets	1,407,173	1,455,849
TOTAL ASSETS	1,810,439	1,643,432
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Interest	8,276	298
Accounts Payable	4,958	1,055
Payroll Liabilities	1,762	583
Sales Tax Payable	1,673	884
Short Term Loan	99,959	819
Related Party- Short Term Loan	540,000	-
Short Term Lease Liability	51,639	45,080
Total Current Liabilities	708,517	48,718
Non-Current Liabilities:		
Note Payable	230,742	266,810
Long Term Lease Liability	614,905	657,644
Total Non-Current Liabilities	845,647	924,454
TOTAL LIABILITIES	1,554,164	973,172
EQUITY		
Member Capital	1,368,283	1,121,415
SAFE	575,000	500,000
Retained Earnings	(1,687,008)	(951,155)
TOTAL EQUITY	256,275	670,260
TOTAL LIABILITIES AND EQUITY	1,810,439	1,643,432

COMFORTABLE WATERS, LLC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues	562,354	413,635
Cost of Goods Sold	(256,382)	(182,544)
Gross Profit	305,972	231,091
Operating Expenses		
General and Administrative Expenses	202,686	173,955
Insurance Expense	24,337	18,062
Interest Expense	50,273	20,678
Advertising & Marketing	100,760	92,545
Payroll Expense	564,667	598,330
Rent Expense	69,130	67,773
Research & Development	2,929	29,007
Bad Debt Expense	182	-
Depreciation Expense	24,965	24,664
Amortization Expense	2,929	-
Total Operating Expenses	1,042,858	1,025,014
Total Loss from Operations	(736,886)	(793,923)
Other Income (Expense)		
Other Income	1,299	6,150
Lease Interest Expense	(261)	-
Total Other Income/Expense	1,038	6,150
Net Income (Loss)	(735,848)	(787,773)
Earnings Before Income Taxes, Depreciation, and Amortization	(707,953)	(763,109)
Net Income (Loss)	(735,848)	(787,773)

COMFORTABLE WATERS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital $ Amount	SAFE	Retained earnings (Deficit)	Total Member's Equity
Beginning balance at 1/1/22	974,307	-	(163,382)	810,925
Member Capital	147,108	-	-	147,108
SAFE	-	500,000	-	500,000
Net income (loss)	-	-	(787,773)	(787,773)
Ending balance at 12/31/22	1,121,415	500,000	(951,155)	670,260
Prior Period Adjustment	-	-	(6)	(6)
Member Capital	246,868	-	-	246,868
SAFE	-	75,000	-	75,000
Net income (loss)	-	-	(735,848)	(735,848)
Ending balance at 12/31/23	1,368,283	575,000	(1,687,008)	256,274

COMFORTABLE WATERS, LLC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(735,848)	(787,773)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Adjustments	-	(6,734)
Depreciation	24,965	24,664
Accounts Receivable	(6,502)	(2,166)
Inventory	(79,988)	(29,851)
Employee Retention Credit Receivable	-	31,407
Other Current Asset	-	-
Accrued Interest	7,977	298
Accounts Payable	3,904	(1,165)
Payroll Liabilities	1,179	312
Sales Tax Payable	789	(439)
Operating Lease	7,068	3,802
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(40,607)	20,128
Net Cash provided by (used in) Operating Activities	(776,454)	(767,645)
INVESTING ACTIVITIES		
Fixed Asset, Net	(19,293)	3,367
Net Cash provided by (used in) Investing Activities	(19,293)	3,367
FINANCING ACTIVITIES		
Short Term Loan	99,140	(89,481)
Related Party- Short Term Loan	540,000	-
Note Payable	(36,068)	57,425
Member Capital	246,868	147,108
SAFE	75,000	500,000
Net Cash provided by (used in) Financing Activities	924,940	615,052
Cash at the beginning of period	86,971	236,197
Net Cash increase (decrease) for period	129,192	(149,226)
Cash at end of period	216,163	86,971

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Comfortable Waters, LLC d/b/a Three of Strong Spirits ("the Company") was formed in Maine on April 17, 2018. The Company began operations in July, 2019. We are a craft distillery with a focus on rum. Primary revenues are derived from Tasting Room operations, retail & wholesale sales of bottled spirits, Ready to Drink cocktails and cocktail keg sales. We also generate revenue from contract distilling engagements. The Company is located in Maine, sells into Maine, New Hampshire and Massachusetts with direct to consumer sales commencing later this year.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the most recent two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $216,163 and $86,971 in cash as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 valued $145,118 and $65,129, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Leasehold Improvement	15	833,956	833,956
Furniture & Equipment	7	244,877	225,339
Less Accumulated Depreciation		(327,334)	(302,369)
Totals		751,499	756,926

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from four revenue streams: a) tasting room cocktail service and retail sales, b) wholesale sales of spirits/ready to drink cocktails to distributors, c)cocktail keg/ ready to drink sales to bars and restaurants, and d) contract distilling

a) Tasting Room Cocktail Service and Retail Sales- The Company's primary performance obligation is to provide bar service or retail sales of bottles, ready to drink cocktails, or merchandise to customers in the tasting room. Payments are collected and revenues are recognized at the time of service.

b) Wholesale Sales of Spirits/Ready to Drink Cocktails- The Company's primary performance obligation is delivery of products. The Company prepares orders for pickup at the distillery. Invoices are generated at time of order and terms are net 15/30 days. Revenue is recognized at the time of invoice. Any revenues related to deliveries not picked up by year-end are deemed nominal.

c) Cocktails Keg / Ready to drink Sales to Bars and Restaurants- The Company's primary performance obligation is delivery of its product to its customer. Invoices are generated upon delivery and are paid on a weekly basis. Revenue is recognized at the time of service.

d) Contract Distilling- The Company develops recipes and/or produces distilled output. The Company collects some payments in advance of work and then bills for the remainder based on time/output levels. Any revenues related to uncompleted work at year-end are deemed nominal.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Two Managing Members, Samuel Pierce and David B McConnell, made loans to the Company in the amount of $500K and $40K, respectively. The details of these transactions are discussed in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

During the period 2018 - December 3, 2024, the Company entered into two long-term lease agreements. The lease agreements covered rent and keg equipment. The rent lease covers the period August 2018 - July 2033 and monthly payments vary throughout the lease ranging from $5.07K - $6.7K. The equipment lease covers the period April 2023 to April 2026 and monthly payments are $342.

FASB ASC 842 Footnote			
	Year Ending	Year Ending	
Lease expense	2023-12	2022-12	
Finance lease expense			
Amortization of ROU assets	2,929		
Interest on lease liabilities	261	36,104	
Operating lease expense	83,583		
Total	86,773	36,104	
Other Information			
Operating cash flows from finance leases (i.e. Interest)	235		
Financing cash flows from finance leases (i.e. principal portion)	2,501		
Operating cash flows from operating leases	75,001	26,919	
ROU assets obtained in exchange for new finance lease liabilities	11,375	-	
ROU assets obtained in exchange for new operating lease liabilities	9,646	719,063	
Weighted-average remaining lease term in years for finance leases	2		
Weighted-average remaining lease term in years for operating leases	11	12	
Weighted-average discount rate for finance leases	3.43%	0	
Weighted-average discount rate for operating leases	2.98%	2.98%	
		2023	2022
Maturity Analysis	Finance	Operating	Operating
2023-12	-	-	65,251
2024-12	4,104	66,557	66,557

	2025-12	4,104	67,888	67,888
	2026-12	1,026	69,245	69,245
	2027-12	-	70,630	70,630
	2028-12	-	72,043	
Thereafter		-	422,577	494,620
Total undiscounted cash flows		9,234	768,939	834,191
Less: present value discount		(334)	(111,295)	(131,467)
Total lease liabilities		8,900	657,644	702,724

NOTE 5 – LIABILITIES AND DEBT

During 2023, the Company entered into numerous related party loans with its Managing Members, Sam Pierce and David B. McConnell. The principal loan balances as of December 31, 2023 were $500K and $40K, respectively. The loans bear an interest rate of 8% and are due on demand.

In July 2023, the Company entered into an Equity Financing agreement with Bluevine, Inc. where it borrowed $157,440. This line of credit arrangement has varying interest rates, which would be established at the time of draw. As of December 31, 2023, the company had a principal balance of $97,941 outstanding. The line of credit was subsequently paid off in May of 2024.

Long-Term Debt

The Company entered into a loan agreement on March 7, 2019 with an unrelated third party, where the principal amount of the loan was $250,000. The interest rate is fixed for eight years at 5.75%. The loan is secured by a Purchase Money Security Interest (PMSI) in equipment to be purchased and shall be secured by a valid first perfected security interest in all assets of the Company, including but not limited to accounts, accounts receivable, inventory, machinery and equipment, motor vehicles, furniture and fixtures. The balance of the loan as of December 31, 2023 and December 31, 2022 was $143,355 and 177,329, respectively.

The Company entered into an Economic Injury Disaster Loan with the U.S. Small Business Administration on May 19, 2020. The loan was modified on October 7, 2021. Terms of the loans include a principal borrowing amount of $90,300, an interest rate of 3.75%, monthly payments of $445- covering principal and interest, and a maturity date of 30 years from the date of the original note. The loan's balance was $89,406, and $90,300 as of December 31, 2023, and December 31, 2022, respectively.

	Long-Term Debt
2024	42,077
2025	43,682
2026	32,992
2027	2,259
2028	2,345
Thereafter	109,407
Total	232,761

NOTE 6 – EQUITY

The Company is a multi-member Limited Liability Company where membership, economic, and voting interests are divided among founding, seed capital, and employee members, as follows:

Founding Member	Membership Interest	Economic Interest	Voting Interest
SP	31.50%	48.70%	31.50%
DM	31.50%	14.30%	31.50%
Total Founding Interests	**63.00%**	**63.00%**	**63.00%**
Seed Capital Member	Membership Interest	Economic Interest	Voting Interest
BM	3%	3%	3%
ET	3%	3%	3%
JA	3%	3%	3%
LR	3%	3%	3%
MP	3%	3%	3%
MP	3%	3%	3%
PD	3%	3%	3%
RF	3%	3%	3%
SP	3%	3%	3%
BP	1.50%	1.50%	1.50%
DP	1.50%	1.50%	1.50%
CW	1.50%	1.50%	1.50%
JW	1.50%	1.50%	1.50%
JL	1.50%	1.50%	1.50%
TL	1.50%	1.50%	1.50%
Total Seed Member Interest	**36%**	**36%**	**36%**
Employee Member Interest			
GH	1%	1%	1%
Grand Total Membership Interest	**100%**	**100%**	**100%**

SAFES

The Company entered into various SAFE agreements in 2022 and 2023 totaling $575,000. The Agreements have no maturity date and bear no interest. The SAFE agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The agreements have no valuation caps.

Date	Investment Amount	Discount	Valuation Cap
7/1/22	$100,000.00	20%	None
11/15/22	$50,000.00	20%	None
12/23/22	$350,000.00	20%	None
9/27/23	$50,000.00	20%	None
11/6/23	$25,000.00	20%	None
Total Investment	**$575,000.00**		

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 8, 2024, when these financial statements were available to be issued.

The Company's Managing Member, Samuel Pierce, loaned the Company an additional $150k, terms consistent to the prior loans discussed in Note 3.

The Company entered into a vehicle lease agreement, which expires in April 2027. Monthly payments on the lease are $1,003.

Three of Strong, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - September 12, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Three of Strong, Inc.

We have reviewed the accompanying financial statements of Three of Strong, Inc. (the Company) which comprise the statement of financial position as of its inception - September 12, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Predecessor Entity:
Three of Strong, Inc. was formed on September 12, 2024. The Company's predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, will undergo a conversion to Three of Strong, Inc., which will conduct a regulation crowdfunding campaign.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
October 8, 2024

THREE OF STRONG, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception- September 12, 2024
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	40,000
TOTAL LIABILITIES	40,000
EQUITY	
Accumulated Deficit	(40,000)
TOTAL EQUITY	(40,000)
TOTAL LIABILITIES AND EQUITY	-

THREE OF STRONG, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - September 12, 2024
Operating Expenses	
Professional Fees	40,000
Total Operating Expenses	**40,000**
Total Loss from Operations	**(40,000)**
Net Income (Loss)	**(40,000)**

THREE OF STRONG, INC.
STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	-			-	-
Additional Paid in Capital	-	-		-	-
Net income (loss)	-	-		(40,000)	(40,000)
Ending balance at 09/12/24	-	-	-	(40,000)	(40,000)

THREE OF STRONG, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - September 12, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(40,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Increase in Accounts Payable	40,000
Other Current Assets	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	40,000
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Three of Strong, Inc. was formed in Delaware on September 12, 2024. The Company is a successor entity to its predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, which began operations in July, 2019.

We are a craft distillery with a focus on rum. Primary revenues are derived from Tasting Room operations, retail & wholesale sales of bottled spirits, Ready to Drink cocktails and cocktail keg sales. We also generate revenue from contract distilling engagements. The Company is located in Maine, sells into Maine, New Hampshire and Massachusetts with direct to consumer sales commencing later this year.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations, by way of its predecessor, Comfortable Waters, LLC, and realized losses in the most recent two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of September 12, 2024.

Revenue Recognition

The Company will recognize revenues consistent with its predecessor, Comfortable Waters, LLC, from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenues from four revenue streams: a) tasting room cocktail service and retail sales, b) wholesale sales of spirits/ready to drink cocktails to distributors, c)cocktail keg/ ready to drink sales to bars and restaurants, and d) contract distilling

a) Tasting Room Cocktail Service and Retail Sales- The Company's primary performance obligation will be to provide bar service or retail sales of bottles, ready to drink cocktails, or merchandise to customers in the tasting room. Payments are collected and revenues are recognized at the time of service.
b) Wholesale Sales of Spirits/Ready to Drink Cocktails- The Company's primary performance obligation will be the delivery of products. The Company prepares orders for pickup at the distillery. Invoices are generated at time of order and terms are net 15/30 days. Revenue is recognized at the time of invoice. Any revenues related to deliveries not picked up by year-end are deemed nominal.
c) Cocktails Keg / Ready to drink Sales to Bars and Restaurants- The Company's primary performance obligation will be the delivery of its product to its customer. Invoices are generated upon delivery and are paid on a weekly basis. Revenue is recognized at the time of service.
d) Contract Distilling- The Company develops recipes and/or produces distilled output. The Company collects some payments in advance of work and then bills for the remainder based on time/output levels. Any revenues related to uncompleted work at year-end are deemed nominal.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any liabilities or obligations apart from its accrued expenses for formation costs.

NOTE 6 – EQUITY

The Company authorized 10,000,000 shares of common stock at a par value of $.00001 per share. No shares were issued and outstanding as of September 12, 2024.

Voting: Common stockholders are eligible for one vote per share.

Dividends: The Board may declare and pay dividends on company stock at any time. In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days before such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 12, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 8, 2024, when these financial statements were available to be issued. No transactions require disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Add to Watchlist

Log In

GET A PIECE OF THREE OF STRONG SPIRITS

Crafting Award-Winning Spirits with a Focus on Quality, Sustainability, and Fun

We're a Portland distillery that makes all-natural rum, gin, and a line of "better for you" ready-to-drink (RTD) cocktails that have already won awards. Our spirits can currently be found on the shelves of New England's top retailers, but we're ready to take our brand of fu...

Show more



Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

CELEBRATE
THE SPIRIT OF SPIRITS
A CRAFT DISTILLERY IN PORTLAND, MAINE
THREE OF STRONG

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.37 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.87	$5.02M

REASONS TO INVEST

Recognition of Quality: Our rum, gin, and RTD cocktails have earned multiple awards in prestigious blind tastings. With no artificial additives, our all-natural offerings solidify our brand's reputation for quality.

✓ **Strong Local Market Leadership:** In five short years, we've become Maine's go-to for rum, grabbing over half the market. This growth shows our strength and is a testament to how much people love what we're doing.

✓ **Tapping Into High-Growth Markets:** The RTD cocktail segment is one of the fastest-growing in the industry. With our strong retail partnerships and established presence, we're positioned to take full advantage.

TEAM



Samuel Pierce • Co-CEO, COO, Director

Co-Founder with Dave McConnell. Primarily functions as the Chief Operating Officer of the Company with oversight of Finance, Tasting Room Operations and Distillery Production





David Bruce McConnell • Co-CEO, Director of Sales and Marketing, Secretary

My primary roles at the Company are Director of Sales & Marketing and General Counsel. After being compensated through guaranteed minimums while operating the business as an LLC, the founders commenced as salaried employees in October 2024.



THE PITCH

Building a Legacy in Craft Spirits

In just five years, our Portland-based craft distillery has become one of the leaders in Maine's spirits market, capturing over 50% of the rum market. Our products, including all-natural rum, gin, and ready-to-drink cocktails, are featured in major retailers like Whole Foods and Hannaford. Backed by a leadership team with decades of industry experience and a proven ability to scale, we've achieved year-over-year sales growth. We are now preparing for national expansion, starting with our direct-to-consumer launch into 40 states.


FROM
CANE
TO
MAINE
By the bottle or by the glass, every sip is made to celebrate the simple pleasures of a good drink.
PARCHANDO 12
COLOMBIAN RUM
STONE PIER RUM
BRIGHTWATER RUM
MERRYMEETING SPICED RUM

THE OPPORTUNITY & OUR BUSINESS MODEL

Scaling Sustainable Craft Spirits Across the US



Our distillery stands out in a crowded market by offering award-winning, all-natural spirits that cater to the growing demand for clean-label, premium products. Consumers are increasingly seeking transparency and quality in what they drink, and we've built our brand around meeting that need. Our focus on all-natural ingredients and a sustainable production process sets us apart from competitors who rely on mass production and artificial additives. We've already gained significant traction in New England with strong retail partnerships in major outlets.



AWARD-WINNING, ALL-NATURAL SPIRITS

We use 100% organic evaporated cane syrup and molasses, yeast, and pure water from Maine's beautiful Sebago Lake to craft our rums.

Our business model combines traditional retail distribution with a rapidly expanding direct-to-consumer platform. This hybrid approach allows us to scale while maintaining direct engagement with our customers. Retail partnerships provide visibility and establish our presence, while our direct-to-consumer model gives us control over pricing, customer acquisition, and margins. This strategy helps us to capitalize on both retail and e-commerce trends. By tapping into both established and emerging retail channels, we believe we're set up to capture an even larger share of the growing premium spirits market.



OUR BUSINESS MODEL
Traditional Retail Distribution
Provide visibility and establish our presence
Direct-to-Consumer Platform
Allows control over pricing, acquisitions, and margins
Hybrid Approach
This strategy ensures we capitalize on both retail and e-commerce trends, making our growth scalable and sustainable.

Our business model blends traditional retail distribution with a growing direct-to-consumer platform, allowing us to scale while keeping a direct connection with customers.

THE MARKET & OUR TRACTION

Riding the Wave of the RTD Cocktail Boom



U.S. SPIRITS MARKET

$37.7B
IN 2023

CAGR of 26.8%

The U.S. spirits market was valued at $37.7 billion in 2023, with the ready-to-drink (RTD) cocktail segment experiencing explosive growth of 26.8%. We have placed ourselves right within this high-growth category, with our RTD offerings now accounting for half of our revenue. We've doubled our sales year over year, and with a loyal customer base in Maine and New England, we're ready to keep growing.



YOU CAN FIND OUR PRODUCTS IN MAJOR NEW ENGLAND RETAILERS:

WHOLE FOODS MARKET

shaw's

Hannaford

MARKET BASKET

Regionally, we've become one of the market leaders and we continue to build a loyal customer base. You can find our products in major New England retailers like Whole Foods, Hannaford, Shaw's, and Market Basket grocery stores, providing a solid foundation as we prepare to expand nationally. With our direct-to-consumer launch, we'll extend our reach to 40 states, bringing our premium-crafted, all-natural spirits to a wider audience.

WHY INVEST

Back the Brand That's Redefining Craft Spirits

Your support will help us take what's worked in New England and bring it to new states while building up our online platform to reach even more people. With a clear focus on expanding to the mid-Atlantic and achieving consistent profitability, your investment can help to support our vision to grow sustainably, focusing on long-term success and market leadership in the premium spirits sector.


MADE FOR LINGER AND LORE
INVEST TODAY
Be part of our adventure as we celebrate the spirit of community through our award-winning, all-natural spirits.
NIGHTWATER
DARK RUM
ORGANIC MOLASSES & OAK
80

Be part of our adventure as we celebrate the spirit of community through our award-winning, all-natural spirits.

ABOUT

HEADQUARTERS
35B Diamond Street
Portland, ME 04101

WEBSITE
View Site

We're a Portland distillery that makes all-natural rum, gin, and a line of "better for you" ready-to-drink (RTD) cocktails that have already won awards. Our spirits can currently be found on the shelves of New England's top retailers, but we're ready to take our brand of fun, sustainable spirits nationwide. Along with our supportive network of friends and relatives, we’ve raised over $3 million since our inception, with our founders contributing more than half of that total.

TERMS

Three of Strong Spirits

Overview

PRICE PER SHARE
$0.37

VALUATION
$5.02M

DEADLINE ⓘ
Jan. 23, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$124k - $124k

Breakdown

MIN INVESTMENT ⓘ
$499.87

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$123,999.95

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
335,135

MAX NUMBER OF SHARES OFFERED
335,135

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Loyalty Bonus | 10% Bonus Shares

If you previously invested in Three of Strong Spirits or you were a pre-launch member of Three of Strong's email subscription list, you are eligible for additional 10% bonus shares.

Time-Based Perks

Early Bronze

Invest $1,000+ within the first 72 hours and receive 5% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Early Double Gold

Invest $10,000+ within the first four weeks and receive 20% bonus shares.

Early Platinum

Invest $25,000+ within the first four weeks and receive 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Volume-Based Perks

Spirited Supporter | $1,000+

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at the distillery tasting room FOR LIFE +Three of Strong hat of your choosing from our available inventory.

Rum Runner | $2,500+

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used for online purchases or at the Tasting Room + INVESTOR CARD 10% at the distillery tasting room FOR LIFE+ Three of Strong hat of your choosing from our available inventory.

Cocktail Enthusiast | $5,000+

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used for online purchases or at the Tasting Room + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + Three of Strong hat of your choosing + an exclusive virtual mixology class hosted by Three of Strong.

Distillery Insider | $10,000+

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used for on-line purchases or at the Tasting Room + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE+ Three of Strong hat of your choosing from our available inventory + a VIP Tour and Tasting for up to 10 people (travel not included).

Rum Master | $25,000+

Invest $25,000+ and receive 10% bonus shares + an Exclusive Tasting of the entire product line with our Master Distiller for up to 10 people (travel not included) + a $250 gift card to be used for on-line purchases or at the Tasting Room + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + Three of Strong hat of your choosing from our available inventory.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on

investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Three of Strong Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and 10% Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs



Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center







@ 2024 All Rights Reserved

Download on the App Store

GET IT ON Google Play

Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

When you think of rum, you probably picture tropical beaches, tiny paper umbrellas, and guys like Caleb.

ARRRH! But at Three of Strong Spirits, we're celebrating a different kind of spirit. The spirit of innovation, community, and damn good rum. Can we get Caleb a tetanus shot? Rum is one of the fastest growing spirits today, growing to an $11 billion juggernaut at a 27% compound annual growth rate since 2016. But there's a problem: shelves are flooded with low-quality, artificial products masquerading as quality rum.These mass produced rums use cheap fillers like added sugar and artificial colorings—which lead to those nasty hangovers. Newsflash: you haven't had bad rum experiences. You've just had bad rum. As Maine's top-selling locally-made rum, Three of Strong Spirits is on a mission to rehabilitate rum's bad rap. Hold up. Did she just say rum? In Maine? Look—Portland, Maine isn't exactly known for its exotic beaches. Our ships are less pirate-y and more of the lobster variety. But we're reviving a 300 year old legacy—molasses trade with the Carribean—that once made Portland the rum capital of America.

That history is built into our name, which comes from a colonial-era punch recipe.

'One of sour...'

'Two of sweet..."

'Three of strong...'

'And four of weak.' From our top-selling Brightwater silver rum to our Maine Mojito, our eight premium spirits and four ready-to-drink canned cocktails have all earned industry awards. We use only high-quality, all-natural ingredients like organic botanicals and molasses. No artificial flavors, no cheap fillers. Just smooth, flavorful experiences that are winning over rum enthusiasts and converting skeptics.

"They're good people making damn good rum. Sorry, can I curse?

But we're not just about making great drinks. We're building a community. To date, our Community Spirits program has raised thousands of dollars for local Portland charities like Maine Needs and Cultivating Community. Every aspect of our company is powered by an incredible group of people. Like our master distiller, Graham—

Huh?

No, not him. HIM.

I'm Graham Hamblett, master distiller here at Three of Strong. I've spent the last 25 years honing my craft at legendary distilleries and breweries like Flag Hill and Dogfish Head.

Does that happen every time he enters a room?

Pretty much. Between our tasting room, distribution, and online sales, we're ready to pour our success into markets beyond Maine. With this raise, we aim to increase our footprint in key markets across the United States, boost production, and amplify our positive impact on local charities. Together, let's capture our share of the booming $11 billion rum market. Join us in celebrating the Spirit of Spirits. Invest in Three of Strong Today!

Who We Are Video

Hi, I'm Sam.

And I'm Dave, and this is Portland. Maine.

Portland has a great history that Dave will tell you about.

We've got beautiful beaches. Pottery. Good beer. Bagels. Boats. Oysters. But most important to us is rum.

We are Three of Strong spirits.

At Three of Strong, we've scoured the world to bring together a team that's the very best in the business, like our master distiller, I want to say Chris. Dale. Dale.

Hi, I'm Graham. Hey, Crystal. Hey, guys. How about the usual?

Rum is so many different things, and it can bring people together.

It's a social drink. People that are drinking rum are usually having a lot of fun.

We We really wanted this to be a place that was about relationship and about building communities. We want this to be the third place for

people, not home, not work, but the other place in your life where you come and hang out. We want to be the local.

We are in a rum town. We were looking for a name that captured a little bit of the historic, but also would speak to what we are. We think of punches as a great way to experience rum Those proportions, the one of sour, two of sweet, three of strong, and four of weak, can make a great punch of multiple styles.

To use a punch rime as our name really calls out the communal aspect of gathering around a punch bowl. We hope that it spreads that feeling of joy and community that brought us together to do this thing in the first place.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THREE OF STRONG INC.

Three of Strong Inc., a Delaware corporation (the **"Corporation"**), subject to the requirements of the General Corporation Law of the State of Delaware (the **"DGCL"**), hereby certifies as follows:

A.   The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 12th, 2024.

B.   This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 245 of the DGCL.

C.   The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

      1.   **Name.** The name of the corporation is Three of Strong Inc.

      2.   **Registered Office and Registered Agent.** The address of the registered office of the Three of Strong Inc. in the State of Delaware is Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904. The name of the registered agent of the Corporation at such address is Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Delaware 19904.

      3.   **Purpose.** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

      4.   **Stock.** The total number of shares of all classes of stock which the Corporation is authorized to issue is (a) 23,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (b) 9,062,500 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation, all 9,062,500 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series 2024 Preferred Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

      A.   **COMMON STOCK.**

          1.   **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the board of directors of the Corporation (the "**Board**") upon any issuance of the Preferred Stock of any series.

          2.   **Voting**. The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of

Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation.

3.   **Dividends**. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board and subject to any preferential dividend or other rights of any then outstanding Preferred Stock.

4.   **Liquidation**. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

B.   **PREFERRED STOCK.**

1.   **General**. Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

> **Commented [AN1]:** i.e., the Board will adopt a separate "designation" that lays out more details of what rights apply to preferred holders

2.   **Authority.** Authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issuance of the shares thereof, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law.

5.   **Election of Directors.** Unless and except to the extent that the bylaws of the Corporation (the **"Bylaws"**) shall so require, the election of directors of the Corporation need not be by written ballot.

6.   **Directors' Personal Liability.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Paragraph 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

7.   **Indemnification.** The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law, any person (a **"Covered Person"**) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a **"Proceeding"**), by reason of the fact that that Covered Person, or a person for whom that Covered Person is the legal representative, is or was a

director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, manager, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment, repeal, or modification of this Paragraph 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

8. **Amendment, restatement and repeal of Certificate and of Bylaws.** Subject to applicable law and to any express provisions or restrictions contained in this Amended and Restated Certificate of Incorporation, in the Bylaws, in any stockholder agreement, or in any resolution of the Board that designates rights of any series of Preferred Stock (as each of the foregoing may be amended or restated from time to time),

   (a) the Board is authorized to amend, restate or repeal any provision of this Amended and Restated Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Amended and Restated Certificate of Incorporation or any amendment thereof are conferred subject to such right; and

   (b) the Board is authorized to amend, restate or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

9. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation, or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

[signature page follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which restates and amends this Corporation's Certificate of Incorporation, has been duly adopted by the Corporation's Board of Directors in accordance with Sections 228, 242 and 245 of the DGCL and has been executed by its duly authorized officers on October ___, 2024.

By:_____David McConnell_____
       Co-Chief Executive Officer

By:_____Samuel Pierce_____
       Co-Chief Executive Officer